UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             BF Enterprises, Inc.
                           ------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  055387 10 4
                                  ------------
                                 (CUSIP Number)

                               Michael V. Mitrione
                        Gunster, Yoakley & Stewart, P.A.
                       777 South Flagler Drive, Suite 500E
                              West Palm Beach, FL 33401
                                 (561) 650-0553
                               ------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                December 1, 1998
                                  -------------
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   SCHEDULE 13D - CUSIP No. 055387 10 4
                   ------------------------------------



1    NAMES OF REPORTING PERSONS                              Stuart B. Aronoff
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                   (b)  X


3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                    PF, SC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A


6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.


NUMBER OF                           7       SOLE VOTING POWER                  0
SHARES
BENEFICIALLY                        8       SHARED VOTING POWER          193,795
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER             0
REPORTING
PERSON WITH                         10      SHARED DISPOSITIVE POWER           0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                            193,795


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           |X|  (See Item 5)


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.4%


14   TYPE OF REPORTING PERSON*                                                IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer
-------     -------------------

                  This Statement relates to the Common Stock, par value $.10 per share ("Common Stock"), of BF Enterprises, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Bush Street, Suite 1250, San Francisco, CA 94104. The Company was initially a wholly owned subsidiary of Boothe Financial Corporation, a Delaware corporation ("Boothe"), now named Robert Half International, Inc. Effective June 30, 1987, all outstanding shares of the Common Stock were distributed to Boothe's stockholders (on the basis of one share of Common Stock for each share of Boothe common stock), as described in an Information Statement dated June 15, 1987 (the "Distribution"). The Common Stock was registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on August 3, 1987.


Item 2.    Identity and Background
-------    -----------------------

                  This Statement is being filed by Stuart B. Aronoff.
            Mr. Aronoff is a United States citizen whose business address is 100 Bush Street, Suite 1250, San Francisco, California 94104. His principal occupation is Senior Vice President - Operations of the Company.

                  The undersigned has not been convicted of any offense in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or pursuant to which he was found to have violated such laws.


Item 3.    Source and Amount of Funds or Other Consideration
-------    -------------------------------------------------

                  As a result of the Distribution, the undersigned became the owner of 79,285 shares of Common Stock, and the holder of a stock option for 17,325 shares of Common Stock (the number of shares covered by an option granted on October 2, 1985 under the Boothe Employee Stock Option Plan), with an exercise price of $.19 per share (determined by a formula based on the relative market values of the Common Stock and the Boothe common stock on the date of the Distribution). The following tables set forth all of the undersigned's transactions in the Common Stock since the date of the Distribution.


   Table I:  Non-Derivative Securities
   -----------------------------------


              Date              Transaction          Number of Shares         Price Per Share          Source of Funds
              ----              -----------          ----------------         ---------------          ---------------

   1       6/30/87      Distribution                      79,285       Share for share distribution    N/A
   2       7/9/87       Exercise (see Table II,           17,325       $.19                            N/A
                        Line 2)
   3       4/11/88      Acquisition                        2,220       $4.00                           Personal
   4       7/20/88      Acquisition                        2,000       $4.00                           Personal
   5       3/15/89      Acquisition                          300       $4.00                           Personal
   6       12/1/89      Disposition                       (2,430)      Gift to charity                 N/A
   7       1/23/95      Acquisition                        6,500       Restricted stock grant          Personal
                                                                       pursuant to the 1993 Long
                                                                       Term Equity Incentive Plan,
                                                                       valued at $4.25
   8       10/1/96      Disposition                       (6,000)      Gift                            N/A
   9       2/1/97       Disposition                       (5,000)      Gift                            N/A
  10       3/1/97       Disposition                       (6,000)      Gift                            N/A
  11       5/19/97      Disposition                         (430)      Charitable Gift                 N/A
  12       12/2/97      Disposition                         (600)      Charitable Gift                 N/A
  13       10/23/98     Disposition                         (875)      Charitable Gift                 N/A
  14       3/3/99       Disposition                       (2,500)      Gift                            N/A
  15       7/27/01      Exercise (see Table II, Line 11)  36,000       $2.50                           *
                                                         -------
                        Total:                           119,795
                                                         =======


   Table II:  Derivative Securities
   --------------------------------

              Date              Transaction          Number of Shares       Price Per Share          Source of Funds
              ----              -----------          ----------------       ---------------          ---------------

   1       6/30/87      Distribution                       17,325      Option @ $.19 per share         N/A
                                                                       -6/30/87 share for share
                                                                       distribution
   2        7/9/87      Exercise (see Table I,            (17,325)     $.19                            Personal
                        Line 2)
   3       10/9/91      Grant                              36,000      Option @ $2.50 per share        N/A
                                                                       granted pursuant to 1987
                                                                       Amended and Restated
                                                                       Management Compensation Plan
   4      11/15/93      Grant                              27,500      Option @ $2.875 per share       N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Equity Incentive Plan
   5      12/22/95      Grant                              10,000      Option @ $4.75 per share        N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Equity Incentive Plan
   6      12/12/96      Grant                              10,000      Option @ $6.25 per share        N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Equity Incentive Plan
   7       12/9/97      Grant                                 500      Option @ $8.25 per share        N/A
                                                                       granted pursuant to 1997 Long
                                                                       Term Incentive Plan
   8       12/9/97      Grant                               9,500      Option @ $8.25 per share        N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Incentive Plan
   9       12/1/98      Grant                              10,000      Option @ $7.75 per share        N/A
                                                                       granted pursuant to 1997 Long
                                                                       Term Incentive Plan
  10       9/29/99      Grant                               6,500      Option @ $7.25 per share        N/A
                                                                       granted pursuant to 1997 Long
                                                                       Term Incentive Plan
  11       7/27/01      Exercise (See Table I, Line 15)   (36,000)     $2.50                           *
                                                         --------
                        Total:                             74,000
                                                          =======

        *The undersigned paid $3,600.00 of the exercise price from his personal funds, and the balance (including applicable Social Security and Medicare tax deductions) of $89,993.25 by a promissory note payable to the Company, which is attached hereto as Exhibit B and incorporated herein by reference.

Item 4.  Purpose of Transaction
-------  ----------------------

                  The undersigned holds the shares covered by this Statement for investment. Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunities, personal factors, economic and market conditions, and other matters deemed by him to be relevant, the undersigned may acquire additional shares, or dispose of shares, at any time and from time to time on the open market, in privately negotiated transactions, through employee benefit programs, or otherwise.

                  Except in his capacity as the Company's Senior Vice President
            - Operations, in connection with any of the potential transactions described in the preceding paragraphs, and as otherwise described herein (including the Exhibits attached hereto), the undersigned does not have any present plans or proposals relating to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's certificate of incorporation or by-laws, as amended, or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer
-------    ------------------------------------

                  The undersigned has (i) the shared power to vote or direct the voting of 119,795 shares owned by a trust of which Mr. Aronoff and his wife are co-trustees, in which capacities Mr. and Mrs. Aronoff share voting and investment power with respect to all such shares, (ii) 700 shares owned by Mr. Aronoff's wife as to which he disclaims beneficial ownership, and (iii) 74,000 shares subject to presently exercisable options.

                  Except for the exercise of options covering 36,000 shares of
            Common Stock on July 27, 2001 (see Item 3), the undersigned has not effected any transactions in the Common Stock during the past 60 days.

                  The undersigned may be deemed the beneficial owner of
            193,795 shares of Common Stock representing 5.4% of the Company's outstanding shares of Common Stock.


Item 6.    Contacts, Arrangements, Understandings or Relationships With Respect
-------    --------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

                 Brian P. Burns, Chairman of the Company, has entered into a separate Right of First Refusal Agreement with the undersigned which provides that, in the event the undersigned proposes to sell any shares of Common Stock that the undersigned owns or acquires after the date of the agreement to any person or entity (other than transfers (i) in connection with a tender offer, merger or other business combination approved by a majority of the Board of Directors of the Company, (ii) to the undersigned family members, or (iii) to charitable institutions), the undersigned must notify Mr. Burns and describe the terms of the proposed transfer. Mr. Burns has a right of first refusal to purchase such shares on the terms of the proposed transfer, which is exercisable by giving notice to the undersigned within three business days following the effective date of the undersigned's notice.


Item 7.   Material to be Filed as Exhibits
-------   --------------------------------

A. Right of First Refusal Agreement dated November 25, 1987 between Brian P. Burns and Stuart B. Aronoff.

B. Promissory Note Secured by Pledge of Stock, dated July 27, 2001 issued by Stuart B. Aronoff in favor of B.F. Enterprises, Inc.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       November 25, 2002
                                                     -------------------------
                                                             (Date)

                                                     /s/ Stuart B. Aronoff
                                                     -------------------------
                                                           (Signature)

                                                         Stuart B. Aronoff